600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com

November 8, 2011

Via EDGAR

Timothy S. Levenberg

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          LRR Energy, L.P. - Road Show Slides

Dear Mr. Levenberg:

We refer to our letter to the staff of the Division of Corporation Finance (the “Staff”) dated August 11, 2011 (“August 11th Letter”) filed in connection with Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1, File No. 333-174017 (the “Registration Statement”) of LRR Energy, L.P., a Delaware limited partnership (“LRR Energy,” “we,” “us” or “our”).  In connection with the August 11th Letter, we provided the Staff supplementally with copies of the preliminary draft of the road show slides that we expected at the time to be used in connection with LRR Energy’s initial public offering.  With this letter, we are additionally providing electronic copies of the road show slides that were originally provided to the Staff in hard copy format in connection with the August 11th Letter.

Please direct any questions you have with respect to the foregoing to the undersigned at 713-220-4322.

Very truly yours,

/s/ Gislar Donnenberg

cc:	H. Roger Schwall, Securities and Exchange Commission
Sirimal R. Mukerjee, Securities and Exchange Commission

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